# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Janover Inc., CIK 0001805526
CUSIP: 47100L202
Title of class of securities: Common Stock, par value $0.00001 per share
Address of issuer's principal executive offices: 6401 Congress Avenue, Suite 250, Boca Raton, Florida (FL), 33487
Date of event which requires filing of this statement: 04/06/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001785695

## Reporting persons
- Payward, Inc.: type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); sole voting power 150,000; shared voting power 0; sole dispositive power 150,000; shared dispositive power 0; aggregate amount beneficially owned 150,000 (9.5% of the class)
  Comment: Amount in rows 5 and 7 represents shares of common stock that the Reporting Person could acquire within 60 days by exercising warrants issued pursuant to a Securities Purchase Agreement, dated as of April 6, 2025, with the Issuer.

## Item 1. Issuer
Name of issuer: Janover Inc.
Address of issuer's principal executive offices: 6401 Congress Avenue, Suite 250 Boca Raton, Florida 33487

## Item 2. Person Filing
Name of person filing: Payward, Inc.
Address of principal business office or, if none, residence: 1603 Capitol Ave., Suite 517B, Cheyenne, Wyoming 82001
Citizenship: Delaware

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 150,000
Percent of class: 9.5
Sole power to vote or to direct the vote: 150,000
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 150,000
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Payward, Inc.: /s/ Arjun Sethi, Arjun Sethi, Co-Chief Executive Officer (04/11/2025)